FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                            For the Month of May 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference herein are:

1. the Registrant's press release: BOS Announces Private Placement of Ordinary Shares; Dated May 24, 2005.

2. the Registrant's notice of meeting and proxy statement for the annual general meeting of shareholders to be held on June 29, 2005.




Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO
Dated: May 24, 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.


BOS ANNOUNCES PRIVATE PLACEMENT OF ORDINARY SHARES

TERADYON, ISRAEL - May 24, 2005 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today that it has entered into a Share Purchase Agreement (the "Purchase Agreement"), under which the Company shall issue and sell to certain investors in a private placement offering in Israel and Europe, up to approximately 1,087,000 Ordinary Shares at a price of $2.30 per share (reflecting an aggregate investment of up to $2,500,000), and warrants reflecting a 60% warrant coverage, exercisable for three years from their date of issuance. The net proceeds from the offering will be used to strengthen the Company's balance sheet and for general corporate purposes.

The initial investor is Catalyst Fund L.P. ("Catalyst"), which is currently the Company's largest shareholder, with share holdings amounting to approximately 19.58%. Catalyst has committed to an investment of $800,000, provided that its holdings (shares and warrants) after the transaction shall not exceed 24.99% of the Company's then outstanding share capital. In the event that the aggregate investment amount in the Company will be lower than $2,500,000, Catalyst's investment shall be reduced, in order not to exceed the abovementioned
24.99% limit. Additional investors may be added to the transaction (on the same terms and conditions) within 30 days from the signing of the Purchase Agreement, provided that the total investment in the Company shall not exceed $2,500,000 and that no additional investor shall be issued shares amounting to more than 5% of the Company's total outstanding share capital post-transaction. The closing of the transaction is subject to certain closing conditions, including the approval of the shareholders of the Company.

The Company also entered into a Registration Rights Agreement pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

The Company considered, INTER ALIA, a fairness opinion prepared by BDO Ziv Haft. The price of $2.30 per share approved by the Company is, according to the fairness opinion, at the lower end of the price range, at which the transaction is fair to the Company.

For additional information, see the Company's Form 6-K filed with the Securities and Exchange Commission.


ABOUT BOS

B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on three domains:

     o COMMUNICATIONS PRODUCTS- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

     o SOFTWARE UTILITIES SOLUTIONS for the design, distribution and management of documents for a range of operating systems, including mainframe, iSeries, Linux, UNIX, and for various enterprise applications - ERP, CRM, financial and healthcare applications.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was recently acquired.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Mrs. Shiri Alony
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717 ext.3, e-Mail: shiri@gk-biz.com


THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JUNE 29, 2005

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the "Company") to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on June 29, 2005 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting") for the following purposes:

1. To elect Messrs. Edouard Cukierman, Adiv Baruch, Avishai Gluck, Andrea Mandel-Mantello, Ronen Zavlik and Joel Adler, to the Company's Board of Directors, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To reelect Dr. Yael Ilan and Prof. Adi Raveh as external directors for an additional three year term.

3. To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company's Independent Auditors.

4. To approve the private placement transaction between the Company and certain investors.

5. To approve an increase of options available for issuance under the Company's 2003 Israeli Share Option Plan.

6.   To approve the Consulting Agreement between BOScom Ltd. and Xorcom Ltd.

7. To approve the accelerated vesting of options granted to Mr. Israel Gal, and the extension of their exercise period.

8.   To approve the grant of options to Signum Ltd.

9.   With respect to directors' fees and options:

     a. to approve the cancellation of the 18% reduction in the Director's annual fee (as per a resolution in mid-2003) and reinstatement of the annual fee at the rate prior to the reduction.

     b. to approve the grant of additional options to directors on the third anniversary of their service.

10. To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2004.

11. To transact such other business as may properly come before the Meeting or any adjournments thereof.


Pursuant to the Company's Articles of Association, the Board of Directors has fixed the close of business on May 25, 2005 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting. The Company's Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article
14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders' register.



                       By Order of the Board of Directors,




       Edouard Cukierman                              Adiv Baruch
Chairman of the Board of Directors        President and Chief Executive Officer

May, 2005


YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY'S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JUNE 29, 2005

                                 PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the "Ordinary Shares"), of B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") in connection with the solicitation by the Board of Directors for use at the Annual Meeting of Shareholders of the Company to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on June 29, 2005 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). At the Meeting, shareholders of the Company will be asked, to vote upon the following matters:

1. To elect Messrs. Edouard Cukierman, Adiv Baruch, Avishai Gluck, Andrea Mandel-Mantello, Ronen Zavlik and Joel Adler, to the Company's Board of Directors, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To reelect Dr. Yael Ilan and Prof. Adi Raveh as external directors for an additional three year term.

3. To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company's Independent Auditors.

4. To approve the private placement transaction between the Company and certain investors.

5. To approve an increase of options available for issuance under the Company's 2003 Israeli Share Option Plan.

6.   To approve the Consulting Agreement between BOScom Ltd. and Xorcom Ltd.

7. To approve the accelerated vesting of options granted to Mr. Israel Gal, and the extension of their exercise period.

8.   To approve the grant of options to Signum Ltd.

9.   With respect to directors' fees and options:

     a. to approve the cancellation of the 18% reduction in the Director's annual fee (as per a resolution in mid-2003) and reinstatement of the annual fee at the rate prior to the reduction.

     b. to approve the grant of additional options to directors on the third anniversary of their service.

10. To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2004.

11. To transact such other business as may properly come before the Meeting or any adjournments thereof.

     A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

     The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is c/o American Stock Transfer & Trust Company, 59 Maiden Lane - Plaza Entrance, New York, New York 10038, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

     The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about May 27, 2005. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

     SHAREHOLDERS ENTITLED TO VOTE. Only holders of record of Ordinary Shares at the close of business on May 25, 2005 are entitled to notice of and to vote at the Meeting. The Company had 4,838,651 Ordinary Shares issued and outstanding on May 10, 2005, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33?% of the voting rights, will constitute a quorum at the Meeting.

     VOTES REQUIRED. All proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.


     I.   PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of May 10, 2005, information to the best of the Company's knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company's knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares (subject to community property laws, where applicable). Applicable percentage ownership in the following table is based on 4,838,651 shares outstanding as of May 10, 2005.

                                              Shares Beneficially Owned
                                               ------------------------
NAME AND ADDRESS                               NUMBER           PERCENT
----------------                               ------           -------
Catalyst Fund, LP                              947,275          19.58%
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel

Hillswood Holdings Limited (1)                 297,719           6.15%
C/o Credit Suise Trust Limited
Guernsey Office
P.O. Box 122, Helvetia Court
South Esplanade, St. Peter Port
Guernsey, GY1 4EE Channel Islands

Quasar Communication Systems Ltd.              285,000           5.89%
2 Pekris Street, Science Park
Rehovot 76702, Israel

M. Wertheim Holdings, Ltd.                     279,958           5.79%
7 Zabotinski Street
Ramat-Gan 52520, Israel

Ms. Yael Gal (2)                               244,336           5.05%
Moshav Ya`ad
Misgav 20155, Israel

Officers and directors as a group (3)                0              0%


(1) Does not include 12,400 Ordinary Shares held by the son of the controlling shareholder of Hillswood Holdings Limited.

(2) Does not include indirect ownership of 16,649 Ordinary Shares (and 12,805 options) owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership.

(3) Does not include 406,282 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company.


II.  RESOLUTIONS


1.   ELECTION OF DIRECTORS

     At the Meeting, five directors currently serving on the Board of Directors, will be nominated for reelection. Additionally, the board of directors recommends nominating an additional director - Mr. Joel Adler.

     Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Dr. Yael Ilan (elected in November 2002) and Prof. Adi Raveh (elected in February 2003) currently serve as external directors. Their term of service is three years. The board of directors is recommending their reelection for an additional three year period (see resolution 2).

     The rest of the directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the proxy to vote for the election of the six nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

NOMINEES FOR THE BOARD OF DIRECTORS

Certain information concerning the nominees:

                                                                     ORDINARY SHARES        PERCENTAGE OF
NAME                           AGE    POSITION                      BENEFICIALLY OWNED   BENEFICIAL HOLDINGS
----                           ---    --------                      ------------------   -------------------
Mr. Edouard Cukierman          40     Chairman of the Board of             ----                ----
                                      Directors

Mr. Adiv Baruch                42     Director, President and              ----                ----
                                      Chief Executive Officer

Mr. Avishai Gluck (2)          33     Director                             ----                ----

Mr. Andrea Mandel-Mantello     46     Director                             ----                ----

Mr. Ronen Zavlik (1)           44     Director                             ----                ----


(1) Member of the Audit Committee.

(2) Member of the Remuneration Committee.

MR. EDOUARD CUKIERMAN, 40, has been a director since May 2003, and Chairman of the Company since June 2003. He is the Chairman of Cukierman & Co. Investment House and CEO of Catalyst Investments L.P. Former President and Managing Director of the Astra Fund, Mr. Cukierman provides a key role in determining and implementing Catalyst's investment selection and exit strategies for its investments. Mr. Cukierman holds several Board positions in portfolio companies including VCON, BOS and Omrix. He is also the Vice Chairman of Citec Environment and Services in Paris and a Board member of Lamina Technologies in Switzerland. In addition, Mr. Cukierman is on the Board of Sar-El, an Israeli Defense Forces volunteer organization and serves in the IDF Spokesman Unit (Reserves). In 1997, Mr. Cukierman was awarded the Prize of Honor from the Israel-France Chamber of Commerce as CEO of Astra. He was listed among the most influential businessmen in the Israeli high-tech industry by Israel's most widely read newspaper. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France, and a B.Sc. from the Technion - Israel Institute of Technology.

MR. ADIV BARUCH, 42, has been a director since February 2004 and the Company's President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company's subsidiary, BOSom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director for MLL Software Industries Ltd., an Israeli public company traded on the TASE. He has a B.Sc. in Information Systems and Industrial Engineering from the Technion - Israel Institute of Technology.

MR. AVISHAI GLUCK, 33, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Gluck has financial management, accounting and tax consultation experience, as well as extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Gluck currently serves as a director in MTI Wireless-Edge Ltd. and Onset Technology Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young's Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Gluck has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

MR. ANDREA MANDEL-MANTELLO, 46, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. He was an advisor on the first high yield corporate bond issue in Italy. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as
UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell'Agricoltura in Rome. He is currently on the boards of Telit Plc (telecom equipment) listed on AIM; Coraline S.p.A., a company set up to acquire the business of Frette S.p.A. (luxury homeware products); and Moto S.p.A., a joint venture between Cremonini S.p.A. and Compass Group Plc (motorway restaurants). He holds a Bachelors degree in Economics and Political Science from Yale University.

MR. RONEN ZAVLIK, 44, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma'ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

Information about the additional nominee:

MR. JOEL ADLER, 51, is a partner in Speechly Bircham a leading law firm in the City of London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Joel advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange ( AIM ). Mr. Adler joined Speechly Bircham as a partner in 1999 from Rakisons (now part of US law firm Steptoe & Johnson), where he was head of the corporate department for 12 years. Previously was with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck, London (now Denton Wilde Sapte) and D JF Reeman. He is a member of the Israeli Bar and worked for the well known Israeli law firm Caspi & Co for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and a LLM from London University. He was born and educated in Vienna.

COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2004:

                                   Salaries,  Directors' Fees,  Service           Pension, Retirement  and  Similar
                                            Fees, Commissions and Bonuses                      Benefits
                                            -----------------------------            -----------------------------
All directors and officers as a
group (then 17 persons)                              $1,041,000                                $38,000


     Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer of the Company is located, as the case may be.

     At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Adiv Baruch, Avishai Gluck, Andrea Mandel-Mantello, Ronen Zavlik and Joel Adler, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


2.   REELECTION OF DR. YAEL ILAN AND PROF. ADI RAVEH AS EXTERNAL DIRECTORS

     At the meeting, the Board of Directors will propose that Dr. Yael Ilan and Prof. Adi Raveh be reappointed to serve as external directors, for an additional three year term.

     Section 239 of the Israel Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Under the Companies Law, no person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, had within the preceding two years any affiliation with the company or with any entity controlling or controlled by or under the common control with the company. The term affiliation includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, including as a director. Furthermore, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time of election of an external director all the other directors are of the same gender, the external director nominated to be elected must be of the other gender. At least one of the external directors must be a financial expert. Under the Companies Law, an external director can be dismissed from office only if the Board of Directors or a court determines that he or she no longer meets the requirements for holding office or that he or she is in breach of his or her fiduciary duties, or if a court determines that he or she is unable to fulfill his or her duties or has been convicted of specific crimes. Under the Companies Law, the service term of an external director is three (3) years, and may be extended for an additional three year term. All other directors are elected annually.

     Dr. Yael Ilan was elected to be an external director of the Company on November 14, 2002. Prof. Adi Raveh was elected to be an external director on February 18, 2003. Prof. Adi Raveh is a financial expert.

DR. YAEL ILAN, 56, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

PROF. ADI RAVEH, 57, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he serves as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim - a Portfolio Management company - part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

     The Board of Directors recommends reelecting both for an additional three year term, commencing on November 14, 2005 and on February 18, 2006, respectively, and has determined that they meet the requirements of an external director. Both have advised the Board of Directors that they intend to continue serving as an external director if elected.

     At the meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED to reappoint Dr. Yael Ilan as an external director of the Company, to hold office for an additional three year term commencing November 14, 2005, and to reappoint Prof. Adi Raveh as an external director of the Company, to hold office for an additional three year term commencing February 18, 2006 ".

     According to the Companies Law, the affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to elect an external director, including at least one-third of the shares voted at the meeting by Non-Controlling Shareholders (unless the total shares of the Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company). For this purpose, abstentions are not counted as Non-Controlling Shareholder votes. No shareholder of the Company currently meets the definition of a "Controlling Shareholder".

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.   APPOINTMENT OF INDEPENDENT AUDITORS

     The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company's independent auditors since the first quarter of 2002.

     At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company, until the next annual general meeting of shareholders."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

4.   PRIVATE PLACEMENT TRANSACTION

     On May 24, 2005, the Company entered into a Share Purchase Agreement (the "Purchase Agreement"), under which the Company shall issue and sell to certain investors (as described below) in a private placement offering in Israel and Europe (i) up to approximately 1,087,000 Ordinary Shares at a price of $2.30 per share (reflecting an aggregate investment of up to $2,500,000); and (ii) warrants to purchase up to approximately 652,200 Ordinary Shares (the "Warrants"), reflecting a 60% warrant coverage, exercisable for three years from their date of issuance (the "Issue Date"). The exercise price under the Warrants is $2.50 per Ordinary Share during for the first year from the Issue Date, and increasing to $2.75 per Ordinary Share and $3.03 per Ordinary Share, on the first and second anniversaries of the Issue Date, respectively. The net proceeds from the offering will be used to strengthen the Company's balance sheet and for general corporate purposes.

     The initial investor is Catalyst Fund L.P. ("Catalyst"), which is currently the Company's largest shareholder, with share holdings amounting to approximately 19.58%. Catalyst has committed to an investment of $800,000, provided that its holdings (shares and warrants) after the transaction shall not exceed 24.99% of the Company's then outstanding share capital. In the event that the aggregate investment amount in the Company will be lower than $2,500,000, Catalyst's investment shall be reduced, in order not to exceed the abovementioned 24.99% limit. Additional investors may be added to the transaction (on the same terms and conditions) within 30 days from the signing of the Purchase Agreement, provided that the total investment in the Company shall not exceed $2,500,000 and that no additional investor shall be issued shares amounting to more than 5% of the Company's total outstanding share capital post-transaction.

     The closing of the transaction is subject to certain closing conditions, including the approval of the Israeli Ministry of Industry, Trade and Labor and, due to the possible scope of the transaction, the approval of the shareholders of the Company.

     The Company also entered into a Registration Rights Agreement pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission within 90 days from closing, a registration statement covering the resale of the Ordinary Shares issued to the investors (including the shares that are issuable upon exercise of the Warrants). The Company undertook to have the registration statement declared effective within 365 days from the date of the Purchase Agreement.

     The Audit Committee and the Board of Directors have approved the transaction, subject to Shareholder approval (Mr. Edouard Cukierman and Mr. Avishai Gluck, who are both executive officers of Catalyst, did not participate in the decision. Mr. Cukierman is also (indirectly) a controlling shareholder of Cukierman & Co. Investment House Ltd., that served as the investment banker for this transaction).

     The average closing price of the Company's shares on the Nasdaq National Market, for the 30 days prior to the Board approval of the transaction, was approximately $2.39 per share. The Audit Committee and Board of Directors considered, INTER ALIA, a fairness opinion prepared by BDO Ziv Haft. The price of $2.30 per share approved by the Audit Committee and the Board of Directors is, according to the fairness opinion, at the lower end of the price range, at which the transaction is fair to the Company. After considering the cost, timing and availability of various alternative sources of funds, the Board of Directors believes that the proposed transaction is in the best interests of the Company.

     At the meeting the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to ratify and approve the private placement transaction according to the parameters set forth above, as recommended by the Board of Directors."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

5.   INCREASE OF 2003 ISRAELI SHARE OPTION PLAN

     Under the 2003 Israeli Share Option Plan, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company. The Board of Directors has approved (subject to Shareholder approval) to increase the number of options available for issuance under the Company's 2003 Israeli Share Option Plan, from 625,000 to 1 million, as the current option pool has nearly been depleted. This 2003 Plan is curently the only active Plan from which options are being granted.

     At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED, to approve an increase of the number of options available for issuance under the Company's 2003 Israeli Share Option Plan, from 625,000 to 1 million."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

6.   CONSULTING AGREEMENT BETWEEN BOSCOM LTD. AND XORCOM LTD.

     The Audit Committee and the Board of Directors have approved (subject to Shareholder approval) a consulting service agreement, effective January 1, 2005 through June 30, 2005, between BOScom Ltd, the Company's wholly-owned subsidiary, and Xorcom Ltd., a company wholly-owned by Mr. Israel Gal, who was a director of the Company until May 10, 2005. Until December 31, 2004, Mr. Israel Gal was employed by BOSom Ltd. The services are rendered exclusively through Mr. Israel Gal, and include consultancy services and aid in the preparation of the Chief Scientist proposal and outsourcing of hardware. The monthly fee is 60,580 NIS (approximately $14,000), plus the use of car leased by the Company and internet access from home at the expense of the Company, consideration equal to the costs borne by the Company in respect of Mr. Gal's compensation as of December 31, 2004. The agreement may be terminated at any time by either party by giving one month prior written notice.

     For the avoidance of doubt, as BOScom Ltd. is a wholly-owned subsidiary of the Company, and since at the time of the execution of the agreement Mr. Gal was a director of the Company, and according to the Israeli Companies Law 1999 the remuneration of directors (including remuneration for other positions they hold in the Company), must be approved by the shareholders of the company, the Company is seeking shareholder approval of the consulting agreement. Therefore, at the meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Israel Gal who has a personal interest in the decision) be adopted:

"RESOLVED, to approve the consultancy agreement between BOScom Ltd. and Xorcom Ltd."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

7. ACCELERATED VESTING OF OPTIONS GRANTED TO MR. ISRAEL GAL AND EXTENSION OF THEIR EXERCISE PERIOD

     Mr. Israel Gal was a Company director until May 10, 2005. He served as the Company's Chief Executive Officer and President from its inception in 1990 until January 2002, and then again from September 2002 until December 2003. He also served as the CEO of one of the Company's subsidiaries, BOScom Ltd., until June 2004, and from June until December 2004 he was the CTO of VOIP products in BOScom. Since January 1, 2005 he has been providing consultancy services to BOScom. 90 days after the termination of his employment by BOScom, the 12,805 options he had received under the 2003 Israeli Share Option Plan (approved in conjunction with an 18% salary cut), were due to expire. The terms of the 12,805 option grant (as approved by the shareholders on August 5, 2004) were as follows: 50% vesting on August 31 2004, and 50% on August 31 2005; Exercise price - $2; Maximum exercise period - August 31, 2013.

     In March 2005, the Audit Committee and the Board of Directors approved, that despite the termination of his employment and subject to shareholder approval, all of Mr. Gal's options granted under the 2003 Israeli Share Option Plan will vest immediately, and the maximum exercise period of these options shall be August 31, 2005.

     As Mr. Gal was at the time a director of the Company, and since, under the Israeli Companies Law, 1999, the conditions of a director's service with the company, including the issuance of share options, must be approved by the shareholders of the Company, at the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Israel Gal who has a personal interest in the decision), be adopted:

"RESOLVED, to approve the accelerated vesting of options granted to Mr. Israel Gal, and the extension of their exercise period, as recommended by the Board of Directors."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


8.   GRANT OF OPTIONS TO SIGNUM LTD.

     The Audit Committee and the Board of Directors have approved (subject to Shareholder approval), the grant of options to Signum Ltd. ("Signum"), a company that provides management services to the Company, exclusively through Mr. Adiv Baruch. Mr. Adiv Baruch is one of the controlling shareholders of Signum Ltd. and serves, pursuant to the management agreement in the capacity of President and Chief Executive Officer of the Company and also, since February 2004, serves as a director.

     The management agreement signed between the Company, Signum Ltd. and Mr. Adiv Baruch, provides that in connection with the preparation by the Board of Directors of the annual work plan and budget of the Company, the Board of Directors shall annually establish an annual bonus to be paid to Signum provided that Signum shall have satisfied or exceeded the goals or milestones established by the Board of Directors for the respective year.

     As a bonus for the year 2004, the Audit Committee and Board have approved, subject to Shareholder approval, the grant of 20,000 options under the 2003 Israeli Share Option Plan, at an exercise price of $3.08 per share, with a date of grant as of the date shareholder approval is received, vesting over 24 months from date of grant in 24 equal parts, 1/24 per month, exercisable until five years from date of grant.

     As a bonus for the year 2005, , the Audit Committee and Board have approved, subject to Shareholder approval and subject to the Company achieving profitability in the financial statements as of December 31, 2005, 20,000 options under the 2003 Israeli Share Option Plan, at an exercise price of $3.08 per share, with a date of grant as of the date the Board approves profitable financial statements for the year 2005, vesting over 12 months from date of grant in 12 equal parts, 1/12 per month, exercisable until five years from date of grant.

     As Mr. Adiv Baruch is a director of the Company, and since, under the Israeli Companies Law, 1999, his conditions of service with the Company (including remuneration for other positions he holds in the Company), including the issuance of options, must be approved by the shareholders of the Company, at the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding Adiv Baruch who has a personal interest in the decision), be adopted:

"RESOLVED, to approve the grant of options to Signum Ltd., under the above-mentioned terms and conditions."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

9.   REMUNERATION AND GRANT OF OPTIONS TO COMPANY DIRECTORS

     On February 18, 2003, the Company's shareholders approved remuneration to all directors of the Company (including directors appointed in the future) who are not employees or paid consultants of the Company in accordance with the rates paid to the Company's external directors1. Additionally, the Company's shareholders approved the issuance of 7,500 options to purchase Ordinary Shares of the Company (the "Options") to each director of the Company (including the external directors) and any future first-time director, who is not an employee or paid consultant of the Company2, subject to the following terms and conditions (as amended on August 5, 2004):

EXERCISE PRICE - equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding his or her appointment.

OPTION TERMS- The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

MAXIMUM OPTION TERM - Five years from grant.

PAYMENT - Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

RESTRICTIONS ON TRANSFER OF PLAN SHARES - Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder's death or disability.

     With respect to this prior resolution, the Board of Directors recommends adopting the following resolutions:

A.   ANNUAL FEE

     On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost-reduction plan. Recently, the Audit Committee and the Board of Directors resolved (subject to Shareholder approval), as of January 1, 2005, to cancel the 18% reduction in the directors' annual fee, and to reinstate the annual fee at the rate it was prior to the reduction (equal to the maximum rate permitted by Israeli law and regulations for external directors, as amended from time to time).

     At the Meeting, the Board of Directors will propose that the following resolution be adopted:

                                                                      ----------

(1) At the Annual General Meeting held March 13, 2002 the Shareholders resolved to remunerate the external directors according to the maximum rate permitted (now and in the future) by Israeli law and regulations. The current rates for companies the size of the Company, are an annual fee of approximately $6,000, and a participation fee in meetings of approximately $310 per meeting.

(2) On August 5, 2004 the Shareholders approved an exception according to which Mr. Edouard Cukierman will receive remuneration and options as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company), and therefore not eligible for remuneration and options according to the shareholder resolution adopted on February 18, 2003.

"RESOLVED, as of January 1, 2005, to cancel the 18% reduction in the directors' annual fee (as resolved in mid-2003), and to reinstate the annual fee at the rate it was prior to the reduction."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

B.   ADDITIONAL OPTION GRANT ON THIRD ANNIVERSARY OF SERVICE

     The Audit Committee and Board of Directors have approved (subject to Shareholder approval), to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 7,500 options to purchase Ordinary Shares of the Company on the third anniversary of their service as directors, under the same terms approved by the Shareholders on February 18, 2003 and as amended on August 5, 2004. However, the exercise price shall be equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding the director's third anniversary as a director). None of the incumbent directors have been serving for three years.

     At the Meeting, the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors), be adopted:

"RESOLVED, to approve the grant of additional options to directors, under the above-mentioned terms and conditions."

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


10.  RECEIPT OF AUDITOR'S REPORT AND FINANCIAL STATEMENTS

     At the Meeting the shareholders shall receive and consider the Auditor's Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004.


11.  OTHER BUSINESS

     The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.



                       By Order of the Board of Directors,



         Edouard Cukierman                            Adiv Baruch
Chairman of the Board of Directors        President and Chief Executive Officer


May, 2005